# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEALTHFRONT CORPORATION, CIK 0001524566
CUSIP: 947002101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 261 Hamilton Avenue, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001526357

## Reporting persons
- DAG Ventures Management IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,813,474; sole dispositive power 0; shared dispositive power 13,813,474; aggregate amount beneficially owned 13,813,474 (9.4% of the class)
- DAG Ventures IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,167,469; sole dispositive power 0; shared dispositive power 1,167,469; aggregate amount beneficially owned 1,167,469 (0.8% of the class)
- DAG Ventures IV-QP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,047,106; sole dispositive power 0; shared dispositive power 11,047,106; aggregate amount beneficially owned 11,047,106 (7.6% of the class)
- DAG Ventures IV-A, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,598,899; sole dispositive power 0; shared dispositive power 1,598,899; aggregate amount beneficially owned 1,598,899 (1.1% of the class)
- John J. Cadeddu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,813,474; sole dispositive power 0; shared dispositive power 13,813,474; aggregate amount beneficially owned 13,813,474 (9.4% of the class)
- R. Thomas Goodrich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,813,474; sole dispositive power 0; shared dispositive power 13,813,474; aggregate amount beneficially owned 13,813,474 (9.4% of the class)

## Item 1. Issuer
Name of issuer: WEALTHFRONT CORPORATION
Address of issuer's principal executive offices: 261 Hamilton Avenue, Palo Alto, CA, 94301.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

DAG Ventures IV, L.P. ("DAG IV")
DAG Ventures IV-QP, L.P. ("DAG IV-QP")
DAG Ventures IV-A, LLC ("DAG IV-A")
DAG Ventures Management IV, LLC ("DAG IV LLC")
John J. Cadeddu ("Cadeddu")
R. Thomas Goodrich ("Goodrich")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
251 Lytton Avenue, Suite 200
Palo Alto, CA, 94301
Citizenship:
DAG IV Delaware
DAG IV-QP Delaware
DAG IV-A Delaware
DAG IV LLC Delaware
Cadeddu United States
Goodrich United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 1,167,469 shares of common stock directly held by DAG IV; (ii) 11,047,106 shares of common stock directly held by DAG IV-QP; and (iii) 1,598,899 shares of common stock directly held by DAG IV-A.

DAG IV LLC is the manager of DAG IV-A and the general partner of each of DAG IV and DAG IV-QP. Cadeddu and Goodrich are the managers of DAG IV LLC. Each of DAG IV LLC, Cadeddu and Goodrich shares voting and investment authority over the shares held by each of DAG IV-A, DAG IV and DAG IV-QP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 146,268,749 shares of common stock outstanding as of December 15, 2025, as reported in the Issuer's prospectus dated December 11, 2025 filed with the Securities and Exchange Commission (the "SEC") on December 12, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- DAG Ventures Management IV, LLC: /s/ John J. Cadeddu, By John J. Cadeddu, Manager (02/17/2026)
- DAG Ventures IV, L.P.: /s/ John J. Cadeddu, By DAG Ventures Management IV, LLC, its General Partner, By John J. Cadeddu, Manager (02/17/2026)
- DAG Ventures IV-QP, L.P.: /s/ John J. Cadeddu, By DAG Ventures Management IV, LLC, its General Partner, By John J. Cadeddu, Manager (02/17/2026)
- DAG Ventures IV-A, LLC: /s/ John J. Cadeddu, By DAG Ventures Management IV, LLC, its Manager, By John J. Cadeddu, Manager (02/17/2026)
- John J. Cadeddu: /s/ John J. Cadeddu, John J. Cadeddu (02/17/2026)
- R. Thomas Goodrich: /s/ R. Thomas Goodrich, R. Thomas Goodrich (02/17/2026)